Exhibit 99.1

Organigram Launches Edison JOLTS, Reinvents the Ingestible Extract

A first-to-market product, Edison JOLTS lozenges combine the benefits of sublingual oil with the convenience and portability of softgels

MONCTON, New Brunswick--(BUSINESS WIRE)--August 17, 2021--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI), the parent company of Organigram Inc., a leading Canadian producer of cannabis, is pleased to announce the launch of Edison Cannabis Co. (“Edison”) JOLTS, Canada’s first flavoured high potency THC lozenge. Edison JOLTS are available in a package of 10 mint flavoured lozenges with 10 mg of THC per lozenge for a total of 100mg per pack.

This latest innovation from Organigram underscores the Company’s commitment to putting consumer needs first, harnessing creativity, science, and quality to deliver on the need for high potency and palatable ingestible extracts at an attractive price point. Responding to Canadian cannabis consumers’ search for potency, value and convenience, Edison JOLTS also has the potential to convert legacy market consumers who have so far been unable to find a suitable ingestible option on the legal market.

“With the release of Edison JOLTS, Organigram reinforces its industry-leading approach to innovation, bringing to market a patent-pending formulation with potential to transform the market for ingestible extracts,” says Borna Zlamalik, Vice President of Innovation and R&D, Organigram. “Organigram puts consumers at the heart of everything we do, so we are proud that our Edison portfolio now features a product tailored to the large segment of cannabis consumers seeking high-potency ingestible products at the right price.”

Edison JOLTS are intended for sublingual or buccal absorption, which generally allows for faster absorption of active ingredients (in this case, THC) compared to a product that is chewed and swallowed. Edison JOLTS are also low-calorie and vegan friendly.

“We believe this proprietary product will appeal to cannabis consumers looking to explore the cutting edge of cannabis in Canada”, says Tim Emberg, Chief Revenue Officer, Organigram. “As a result, we expect Edison JOLTS to contribute to Organigram’s positive momentum in the market.”

Edison JOLTS are currently available in Ontario and will become available at select retailers across the country in the coming weeks.”

For more information about Edison JOLTS, visit edisoncannabis.co/extracts/jolts.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews and candy in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED and Trailblazer. Organigram’s facility is located in Moncton, New Brunswick with another manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans,” “expects,” “estimates,” “intends,” “anticipates,” “believes” or variations of such words and phrases or state that certain actions, events, or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include the outcome of recruitment efforts and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:

Marlo Taylor
mtaylor@gagecommunications.ca